CERTIFICATE OF QUALIFIED PERSON
I, Robert Sim, P.Geo., do hereby certify that:

1.	I am an independent consultant of:
SIM Geological Inc.
508 1950 Robson St.
Vancouver, British Columbia, Canada V6G 1E8

2.
This certificate applies to the technical report titled “NI 43-101 Technical Report - Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina” dated May 15, 2017 with an effective date of December 31, 2016 (the “Technical Report”).

3.	I graduated from Lakehead University with an Honours Bachelor of Science (Geology) in 1984.

4.	I am a member, in good standing, of the Association of Professional Engineers and Geoscientists of British Columbia, License Number 24076.

5.
I have practiced my profession continuously for 33 years and have been involved in mineral exploration, mine site geology and operations, mineral resource and reserve estimations and feasibility studies on numerous underground and open pit base metal and gold deposits in Canada, the United States, Central and South America, Europe, Asia, Africa and Australia.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.
I am a co-author of the Technical Report prepared for Puna Operations Inc., Silver Standard Resources Inc. and Golden Arrow Resources Corporation and accept professional responsibility for Sections 7 through 10 and 14 of the Technical Report.

8.	I have not visited the Project that is the subject of this Technical Report.

9.
I have had prior involvement with the property that is the subject of the Technical Report. I was a co-author of previous Technical Reports prepared for Golden Arrow Resources Corporation dated November 2, 2015 [amended] and May 27, 2016.

10.
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am independent of Puna Operations Inc., Silver Standard Resources Inc., and Golden Arrow Resources Corporation, applying all of the tests in section 1.5 of NI 43-101.

12.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 15th day of May, 2017.
(original signed by Robert Sim)
________________________________
Robert Sim, P.Geo.